SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2005

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2005

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi TECHNOLOGIES HOLDINGS, INC.

SEC FORM 6-K

October 2005

TABLE OF CONTENTS

Description	Page
PSi Response Letter to US SEC re 20F	3

October 4, 2005

Securities and Exchange Commission

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Attn:	Michele Gohlke

  Thomas E. Dyer

  Mail Stop 6010

Re:	PSi Technologies Holdings, Inc.

Form 20-F for the Year Ended December 31, 2004

Filed July 15, 2005

File No. 000-30582

Dear Ms. Gohlke and Mr. Dyer:

Set forth below are the responses of PSi Technologies Holdings, Inc. (the “Company”) to the comments received from the Staff of the U.S. Securities and Exchange Commission by facsimile dated August 31, 2005, regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”) filed on July 15, 2005. In connection with the following responses, the Company will file an amended Annual Report on Form 20-F to address the comments as indicated below.

The numbering of the paragraphs in this letter corresponds to the numbering of the comments in the Staff’s August 31st facsimile. For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Item 3. Key Information, page 1

A. Selected Financial Data, page 1

Question No.1

We note that you present the non-GAAP measure of EBITDA. We also note that your measure includes additional adjustments that are not adjusted for in an EBITDA measure. Further, we note that certain of your debt agreements include covenants that require you to meet certain EBITDA targets. Please revise the filing to clearly indicate in the title of the non-GAAP financial measure that is an adjusted EBITDA figure. In addition, please tell us whether the calculation of EBITDA for purposes of your debt covenants is consistent with the calculation of adjusted EBITDA presented here. If so, please revise the filing to clearly state this fact and provide all disclosures required by Question 10 of our “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

Response

We will revise our disclosure to delete all reference to and use of “EBITDA” in our discussion of our financial performance, except as necessary to provide the information necessary to analyze the exchangeable note payable. We will update our disclosure to use only GAAP related measures in the discussion of our financial performance throughout our filing.

In response to the staff’s question, the term EBITDA as it is used in our debt covenants refers to earnings before interest expenses, income and other taxes, depreciation and amortization and is the same one as was previously disclosed in our Form 20-F. We will clearly label as “Defined EBITDA” and include the definition of Defined EBITDA when we revise our Form 20-F.

We will revise our disclosure to provide all disclosures required by Question 10 of your “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

Questions No.2

We note that your presentation of adjusted EBITDA excludes the effects of multiple recurring expenses. However, your disclosures regarding the usefulness of a measure that excludes recurring items does not meet the disclosure requirements of Item 10 of Regulation S-K, as further clarified by Question 8 of our “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” Please revise to disclose in detail all of the following for each non-GAAP measure presented in your filing:

•	the manner in which management uses the non-GAAP measures to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Response

As stated in our response to Question 1 above, we will revise our disclosure to delete all reference to and use of “EBITDA” in our discussion of our financial performance, except as necessary to provide the information necessary to analyze the exchangeable note payable.

We will revise our disclosure to provide all disclosures required by Question 8 of your “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

Item 5. Operating and Financial Review and Prospects, page 37

Question No. 3

We note in your discussion on page 41 that you discuss gross profit excluding certain items. In addition, we note on page 52 that you discuss loss from operations excluding certain items. Each of these disclosures represents a non-GAAP financial measure and thus you are required to provide all of the disclosures required by Item 10(e) of Regulation S-K, as noted in Instruction C(e) to the Form 20-F. Please revise the filing to provide all such disclosures. In addition, please revise the filing to ensure that the presentation of the most directly comparable GAAP measures for each of the above are presented with equal or greater prominence. Alternatively, revise future filings to remove the non-GAAP financial measures. Please provide us with your proposed revised disclosures.

Response

In future filings we will remove the non-GAAP financial measures discussed in Question 3, as suggested by the staff.

Item 15. Controls and Procedures, page 93

Questions No. 4

We note that you have concluded that you have a material weakness in your internal controls and that you have taken steps in 2005 to remedy the material weakness. However, you state that your disclosure controls and procedures were effective “subject to the full implementation of the steps discussed above.” Therefore, it does not appear that you have reached an unqualified conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2004 as required by Item 15(a) of Form 20-F. Please amend your filing to state in clear and unqualified language your conclusion regarding the effectiveness of disclosure controls and procedures. If you concluded that your disclosure controls and procedures were effective, please discuss the basis for this conclusion in light of the material weakness that was identified and corrected subsequent to the end of the fiscal year covered by this report.

Response

We will revise our discussion under Item 15 “Controls and Procedures” to comply with the requirements of Form 20-F by (1) stating clearly and conclusively that we have a material weakness in our internal controls which we are undertaking efforts to remediate and (2) clearly describing our remediation efforts.

Questions No. 5

We note your disclosure that “other than discussed above, there were no significant changes in our internal controls that have materially affected for could materially affect controls over financial reporting subsequent to the date of their most recent evaluation.” Under Item 15(d) of the Form 20-F you are required to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over the financial reporting that occurred during the period covered by the annual report. Please revise the filing to provide the proper disclosures required by Item 15(d) of Form 20-F.

Response

We will revise our discussion under Item 15 “Controls and Procedures” to comply with the requirements of Form 20-F by (1) stating clearly and conclusively that we have a material weakness in our internal controls which we are undertaking efforts to remediate and (2) clearly describing our remediation efforts.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-10

Principles of Consolidation, page F-10

Questions No. 6

In the last bullet point in this section, you state that “PSitech Realty, Inc. [is] a Philippine corporation organized to hold real estate properties, which is controlled by PSi Holdings.” Please tell us what factors you considered to conclude you are able to exercise control of PSitech Realty when you hold only a 40% interest. Include in your response the representation you have on the Board of Directors of PSitech Realty. We note on page F-12 that you account for your ownership of PSitech Realty using the equity method. Tell us why you do not believe PSitech Realty should be consolidated in your financial statements in light of your disclosure that you control this entity. In addition, tell us how you have considered the guidance of FIN 46 with respect to your interest in this entity.

Response

In responding to the staff’s question we recognized that our disclosure could be clearer as to the nature of our investments in PSitech Realty, Inc and Pacsem Realty.

At December 31, 2004 PSi Holdings through PSi Technologies, a wholly owned subsidiary, owns 40% of the equity of PSitech Realty, Inc, in the form of preferred stock. PSi Technologies holds 2 of 5 board seats as a result of its 40% holding in PSitech Realty, Inc. PSitech Realty, Inc., which is a holding company, holds a 60% direct investment in the common stock of Pacsem Realty and PSi Holdings through PSi Technologies owns the remaining 40% preferred stock in Pacsem Realty.

Pacsem Realty principally holds two parcels of land currently not in use which has been financed by debt from PSi Technologies. At December 31, 2004, the carrying amount of the land and related debt was approximately $2,912,204 and $2,263,681, respectively. At that same date the total assets of Pacsem Realty aggregated $2,912,951 and the equity balance was $648,243.

PSitech Realty, Inc. principally holds one asset, its investment in Pacsem Realty. At December 31, 2004 the carrying amount of its investment in Pacsem Realty was at nil value. At that same date the total assets of PSitech Realty, Inc. aggregated to $2,811 and the capital deficiency balance was $904.

After reconsideration of the literature, PSi Holdings has concluded that Pacsem Realty should be consolidated through its holding company into the financial statements of PSi Holdings pursuant to FIN 46 as it is primary beneficiary of Pacsem Realty.

We will revise the financial statements and related disclosures accordingly. However, because Pacsem Realty was previously consolidated and PSitech Realty is a holding company with no operations, the overall effect on the consolidated financial statements is not significant.

Revenue Recognition and Risk of Loss, page F-12

Question No. 7

We note on page 44 in your critical accounting policies that you recognize revenues from packaging semiconductors and performing test services upon shipment or completion of the services. However, on page F-12, you state that revenue is recognized upon shipment. Please revise your revenue recognition policy disclosures to clarify when you recognize revenues. If you recognize revenues for equipment and services separately, please tell us in detail how your revenue recognition complies with EITF 00-21 and SAB 104.

Response

The Company has three primary revenue streams related to the assembly and test of semiconductor product used for power conversion or power management applications: assembly-only, testing-only, and assembly and testing.

It is important to understand that we do not manufacture semi-conductors; we only assemble and/or test them for other companies. We do not take ownership of customer-supplied semi-conductor raw materials and therefore have not reflected them in the financial statements.

Revenue from assembly-only and test-only services is recognized upon the completion of the related service which coincides with the shipment of packaged semiconductors to the customers. For arrangements involving both assembly and test services, revenue is recognized upon the completion of test services which coincides with the shipment of the packaged semiconductors.

We believe that our policy is consistent with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 discusses the four criteria which must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibles is reasonably assured. When customers specify that we perform both assembly and testing, delivery occurs when packaged products are shipped to the customer.

We do not believe that allocation of revenue is required under EITF Issue 00-21 because multiple delivery points do not occur in the arrangement and the pattern of revenue recognition is the same for assembly and test services. To elaborate, one might conclude the assembly and test services represent separate units of accounting since they individually have standalone value to the customer and objective and reliable evidence of the fair value can be establish for each service since they are sold separately by us. However, since the obligation to our customers is only fulfilled when we deliver the assembled and tested product to them, the bifurcation of such arrangements into two separate units of accounting does not give rise to a difference in the timing of revenue recognition. That is, from a customer perspective, they send us raw materials and we send back an assembled and tested packaged semiconductor that the manufacturer can sell to its customers.

However, when responding to the staff’s question we recognized that our disclosure could be clearer and therefore we will clarify our revenue recognition footnote. Further, we will clarify the nomenclature on the face of our balance sheet to more transparently communicate that our inventory balance comprises labor, materials and supplies inventory (this disclosure is currently found in the footnotes to the consolidated financial statements).

Note 3. Cash, page F-16

Question No. 8

We note that $1.1 million of cash held in escrow was restricted for withdrawal at December 31, 2004. Rule 5-02-1 of Regulation S-X requires separate disclosure on the face of the balance sheet any cash or cash items that are legally restricted to usage or withdrawal. Please revise your consolidated balance sheet accordingly. Also revise your statement of cash flows to present the restricted cash not with your cash and cash equivalents.

Response

We will amend our 2004 Form 20-F to revise the consolidated financial statements to separately disclose restricted cash on the consolidated balance sheets and exclude it from cash and cash equivalents on the statements of cash flows.

Note 10. Loans Payable, page F-20

Question No. 9

Please revise the filing to disclose the combined aggregate amounts of maturities of loans payable for each of the five years following the date of the last balance sheet presented as required by paragraph 10 of SFAS 47.

Response

The borrowings described in Note 10 include only borrowings which are current and certain long-term notes which were entered into subsequent to year end. Paragraph 10 of FASB Statement 47, “Disclosure of Long-Term Obligations” (Statement 47) only applies to those borrowings which have a remaining term in excess of one year. To clarify our disclosure, we will amend Note 10 to indicate that both loans are due in 2005. Our long-term debt is limited to that described in Note 14, which we believe satisfies the requirements of Statement 47.

Note 14. Exchangeable Note, page F-23

Question No. 10

We note that you have accounted for the beneficial conversion feature related to the exchangeable note in accordance with the guidance in EITF 98-5. Please tell us how your calculation of the intrinsic value of the beneficial conversion feature took into consideration the fact the exercise price is variable based on your EBITDA in future periods. Additionally, tell us the period over which you are amortizing the discount associated with the beneficial conversion feature. Please also provide this information for the exchangeable note issued on June 2, 2005 as it appears that it has similar characteristics.

Response

We accounted for the beneficial conversion feature of the $4,000,000 (face value) exchangeable note (the “Note”) in accordance with paragraph 13 of EITF 98-5 and Issue 2 of EITF 00-27, wherein the contingent beneficial conversion feature is measured at the commitment date but not recognized in earnings until the contingency is resolved. Upon issuance on July 3, 2003 (commitment date), the most favorable conversion price that was in effect at the conversion date, assuming no changes to the current circumstances except for the passage of time, was $1.47. The market value per share at the commitment date was $2.08. Hence we calculated the beneficial conversion benefit as the difference between the conversion price and the fair value of the common stock into which the Note is convertible, multiplied by the number of shares into which it is convertible. We recognized the beneficial conversion feature by reducing the carrying value of the Note and increasing additional paid in capital by the following amount based on the initial conversion price:

Face value of exchangeable note	$4,000,000
Divided by: exercise price	$1.47

Equivalent number of shares	2,721,088
Multiplied by: intrinsic value ($2.08 less $1.47)	$0.61

Discount	$1,659,864

The discount to the carrying value of the Note is amortized as an interest expense using the effective interest rate method over the Note’s term to maturity.

Since the conversion price is subject to change based on certain EBITDA requirements set forth in the terms of the Note, an adjustment to the debt discount was recognized when the conversion price was changed (i.e. when the triggering event causing a change to the conversion price occurred). The measurement of the adjustment to the debt discount is computed in the same manner as described above. On September 30, 2003, we calculated the following adjustment to the debt discount of the Note due to a reduction in the conversion price from $1.47 to $1.29:

Face value of exchangeable note	$4,000,000
Divided by: exercise price	$1.29

Equivalent number of shares	3,100,775
Multiplied by: intrinsic value ($2.08 less $1.47)	$0.79

Discount	$2,449,612

The previously recognized debt discount was $1,659,864 therefore, an additional debt discount of $789,748 ($2,449,612—$1,659,864) was recognized by reducing the carrying value of the Note and increasing additional paid in capital. The additional debt discount of $789,748 is amortized, commencing on October 1, 2003, as an interest expense using the effective interest rate method over the Note’s remaining term to maturity.

On December 31, 2003, the conversion price of the Note was further reduced from $1.29 to $1.15. Accordingly, an additional debt discount was determined as follows:

Face value of exchangeable note	$4,000,000
Divided by: exercise price	$1.15

Equivalent number of shares	3,478,261
Multiplied by: intrinsic value ($2.08 less $1.15)	$0.93

Discount	$3,234,783
Less accumulated debt discount previously recognized	$2,449,612

$785,171

The additional debt discount of $785,171 was recognized as a reduction to the carrying value of the Note and an increase to additional paid in capital. This additional debt discount of $785,171 is amortized, commencing on January 1, 2004, as an interest expense using the effective interest rate method over the Note’s remaining term to maturity.

The following table summarizes the impact of applying paragraph 13 of EITF 98-5 and Issue #2 of EITF 00-27 to the Note in fiscal year ended December 31, 2003:

	(A)	(B)	(C)	(D)	(E)
Date	Share Price as of commitment date***	Exercise Price	Intrinsic Value (A-B)	Equivalent No. of Shares ($4M*/C)	Discount (C x D)	Adjustment to Discount**
July 3	$2.08	$1.47	$0.61	2,721,088	$1,659,864	$1,659,864
Sept 30	$2.08	1.29	0.79	3,100,775	2,449,612	789,748
Dec 31	$2.08	1.15	0.93	3,478,261	3,234,783	785,171

*	Face value of the Exchangeable Note is US$4 million.
**	Represents incremental discount at each reference date.
***	Commitment date for the Note is July 3, 2003 at date of issuance

We confirm with the Staff that the above accounting treatment (the application of paragraph 13 of EITF 98-5 and Issue #2 of EITF 00-27) is used to account for the exchangeable note issued on June 2, 2005 since the terms of this exchangeable note is consistent with the terms of the note described above. However, in the case of the exchangeable note issued on June 2, 2005, the total amount of debt discount recognized was limited to the extent of the total proceeds received.

Question No. 11

We note that your benefit obligation was reduced in 2004 due to an actuarial adjustment of $1.4 million. Please tell us and revise the filing to disclose the reason for the adjustment in accordance with paragraph 5(r) of SFAS 132 (R).

Response

The actuarial adjustments were attributable to changes in the discount rates.

Paragraph 44 of FAS 87 states:

“Assumed discount rates shall reflect the rates at which the pension benefits could be effectively settled. It is appropriate in estimating those rates to look to available information about rates implicit in current prices of annuity contracts that could be used to effect settlement of the obligation (including information about available annuity rates currently published by the Pension Benefit Guaranty Corporation). In making those estimates, employers may also look to rates of return on high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.”

We used a discount rate of 10% in 2001 and 2002 and 6% in 2003 and 2004, all of which were based on annuity contracts with a time frame which mirrored that of its plan assets. Therefore, the discount rates are equal to the expected rates of return on plan assets. However, since the investment horizon of our plan assets approximate 5 to 7 years whereas our expected pension benefit settlement extend up to 40 years into the future, our assumed discount rates did not reflect the estimated rates at which the pension benefits could be effectively settled in accordance with paragraph 44 of FAS 87.

We determined that the appropriate discount rates should be based on the Republic of the Philippines bond yield rates which were in effect as at December 31 for each the foregoing years (2001 to 2004) because these rates fairly reflected rates at which the pension benefits could be effectively settled. The assumed discount rate was computed as the weighted average of the Philippine treasury bonds yield rate for a period of time and the corresponding amount of pension benefits expected to be settled in that period of time. The weighted average discount rates using the Philippine treasury bonds yield rates resulted in the following discount rates: 2001 - 17%; 2002 – 14%; 2003 – 12.4%; and 2004 – 13.8%.

The impact arising from the error in our selection of discount rates for each year from 2001 to 2004 are summarized as follows:

	2001	2002	2003	2004
	(in ‘000 of US dollars, except percentages)
Overstatement of net loss	83	126	229	223
As a percentage of reported net loss	2%	2%	1%	2%

Overstatement of net pension liability	64	227	467	673
As a percentage of reported total liabilities	—	1%	1%	1%

Overstatement of pension obligations	630	1,029	1,047	—

Although we do not believe our operating results and financial position are materially misstated as at and for each of the years in the four year period ended December 31, 2004, we will nonetheless amend our 2004 Form 20-F to revise the consolidated financial statements to reflect the correction of errors, and not as a change in accounting estimates, in accordance with paragraphs 36 and 37 of APB 20.

Question No. 12

We note that you used a discount rate of 13.8% in 2004 and 6% in 2003. We also note your disclosure on page F-30 that the 2004 discount rate is compared using an assumed yield curve weighted by the expected benefit pay-outs while the 2003 discount rate was based on historical investment rate of return on the retirement plan assets, which is equivalent to the rate at which pension benefits could be effectively settled. Please tell us why you changed the methodology used to establish the discount rates and why you believe the new methodology complies with paragraph 44 of SFAS 87. Tell us what the discount rate would have been for 2004 had you used the same methodology that you used in 2003. Tell us if you consider this to be a change in accounting estimate as defined in APB 20. If so, revise your filing to provide all the disclosures required by paragraph 33 of APB 20.

Response

As stated in our response to Question 11 above, we will amend our 2004 Form 20-F to revise the consolidated financial statements to reflect the correction of errors, in accordance with paragraphs 36 and 37 of APB 20.

Question No. 13

We note that the certifications filed as Exhibits 12.1 and 12.2 to your Form 20-F were not in the proper form. The required certifications must be in the exact form prescribed in Instruction 12 to Item 19 of the Form 20-F; the wording of the required certifications may not be changed in any respect. Certain portions of the certification relating to internal control over financial reporting may be omitted as stated in Section III.E. of SEC Release No. 33-8238. Please revise the filing to comply with the requirements of Item 19 of Form 20-F.

Response

We believe that the certifications filed as Exhibits 12.1 and 12.2 to our Form 20-F comply with the requirements of Item 19 of Form 20-F. As a foreign private issuer, we have omitted certain portions of the certifications relating to internal control over financial reporting as permitted by SEC Release No. 33-8238 and, more recently, SEC Release 33-8545. We understand SEC Release 33-8545 to extend the compliance period for foreign private issuer regarding the internal control language that we omitted from the certifications to our first fiscal year ending on or after July 15, 2006.

In connection with the responses indicated above, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in connection with the review of our filing or in response to the staff’s comments on our filing.

Should you have any additional questions and/or need additional information please contact me at +632- 8384489 or our counsel Prakash H. Mehta at Akin Gump Strauss Hauer & Feld LLP at +1202-887-4248.

Sincerely,

Arthur J. Young

PSi Technologies Holdings Inc.